ATLANTIC INTERNATIONAL CORP.
270 Sylvan Ave., Suite 2230
Englewood Cliffs, New Jersey 07632

January 23, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Rucha Pandit

Re:	Atlantic International Corp.
Form S-4 Registration Statement
File No. 333-284049

Dear Ms. Pandit:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Atlantic International Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on January 25, 2025, or as soon thereafter as possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Atlantic International Corp

/s/ Jeffrey Jagid
By: Jeffrey Jagid Chief Executive Officer